ALLEGIANT FUNDS
                                 760 Moore Road
                       King of Prussia, Pennsylvania 19406

July 23, 2009


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Allegiant Funds
                  Post-Effective Amendment No. 82 to the Registration Statement (File No.33-00488/811-04416)
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Ladies and Gentlemen:

         Per my conversation with Kimberly Browning, we hereby withdrawal our request for acceleration of the above that was filed with the Commission on June 17, 2009 pursuant to Rule 461 under the Securities Act of 1933.

         Please call me at (215) 988-2867 if you have any questions. Thank you.


                                Very truly yours,

                                /s/ Michelle Lombardo
                                ---------------------
                                Michelle Lombardo